November 23, 2005
Ms. Barbara C. Jacobs
Assistant Director
Unites States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	E Energy Adams, LLC
Registration Statement on Form SB-2
Filed October 7, 2005
Registration No. 333-128902
Dear Ms Jacobs:
     We are in receipt of your letters dated November 3 and 4, 2005, providing comments on our Form SB-2 registration statement as filed on October 7, 2005. We have reviewed your comments and the purpose of this letter is to provide our responses to your comments. In order to facilitate your review of our responses and the corresponding revisions to our registration statement, set forth below is each of your comments in chronological order immediately followed by our response. In addition, we are enclosing a redlined Pre-Effective Amendment No. 1 to Form SB-2, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.
General
1. The securities you are offering for sale at $10,000 per unit include a deferred payment option. Specifically, investors may pay a minimum initial 10% of the purchase price in cash, and provide up to the remaining 90% of the purchase price by means of a promissory note that is payable upon written notice by the company, which may occur after the end of the subscription period. Rule 10b-9 under the Securities Exchange Act of 1934 is applicable to this minimum-maximum offering, and requires the prompt refund of the consideration paid for the securities unless, among other things, “the total amount due to the [issuer] is received by [the issuer] by a specified date.” See Rule 10b-9(a)(2). With a view to better disclosure, please provide us with an analysis as to whether receipt of promissory notes, in lieu of cash, to meet the $19,900,000 minimum prior to the offering termination date would be consistent with Rule 10b-9(a)(2).

Ms. Barbara C. Jacobs
November 23, 2005

     Registrant’s response: The offering structure is consistent with Rule 10b-9 of the Securities Exchange Act of 1934 because (i) the minimum number of units (1,990) must be sold at a purchase price of $10,000 per unit and 10% of the aggregate minimum offering amount ($1,990,000) must be paid in cash to the escrow agent prior to one year from the effective date of our registration statement; and (ii) the escrow agent must receive cash payments equal to the 90% balance of the aggregate minimum offering amount no later than one year after the effective date of our registration statement prior to releasing funds from escrow.
     Pursuant to our Escrow Agreement, cash proceeds equal or exceeding the minimum offering amount of $19,900,000 must be deposited into the escrow account as one of the conditions of releasing funds from escrow. A mixture of cash proceeds and promissory notes will not satisfy this condition. Section 6 of the Amended and Restated Escrow Agreement dated November 22, 2005, and filed with this Pre-Effective Amendment #1 as Exhibit 4.3 to the registration statement, provides that the escrow account must be terminated no later than one year and one day from the effective date of our registration statement (the “Termination Date”). If, at the end of the one-year period, cash proceeds deposited with the escrow agent do not equal the aggregate minimum offering amount of $19,900,000, the escrow agreement must terminate and the cash deposits must be promptly returned to the purchasers.
     We have revised our registration statement and prospectus throughout to clarify this disclosure.
2. Please review your disclosure and ensure that you identify the source for the industry and scientific data that you provide. Currently, you prominently include many factual statements, but you do not always indicate whether the source of this information is based upon management’s belief, industry data, scientific reports, general articles, or any other source. For example, we note the following:
•	“Based on an approximate annual production volume of 55 million gallons of ethanol, our plant is projected to produce approximately 169,000 tons annually of dried distillers grains with solubles and 110,200 tons of carbon dioxide.” (Summary, page 2)

•	“Certain individuals believe that the use of ethanol will have a negative impact on prices at the pump.” (Risk Factors, page 15)

•	“The 2004 corn crop was the largest corn crop on record with national production at approximately 11.8 billion bushels.” (MD&A, page 27)

•	“Our feasibility study indicated that in the year 2003, the nine country area surrounding the anticipated location of our plant produced approximately 129.2 million bushels of corn.” (Business, page 43)

Ms. Barbara C. Jacobs
November 23, 2005

These are only examples. The MD&A and Business section in particular contain a number of other examples. If the statements are based upon management’s belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon third-party statements, reports or articles, please supplementally provide us with support for such statements. Please set forth in the prospectus the dates of all the reports cited. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, supplementally tell us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may adopt these statements as your own.
     Registrant’s response: We have revised the prospectus as requested. Additionally, enclosed for your review is a copy of our feasibility study and the 2005 Annual Report from the Renewable Fuels Association. Relevant portions from these documents have been highlighted to facilitate your review.
3. Please provide us with copies of any additional artwork or diagrams you intend to use as soon as possible for our review and comment.
     Registrant’s response: At this time, we do not intend to use any additional artwork or diagrams.
Fee Table
4. We note your reference to Section 6(b) of the Securities Act of 1933 and Fee Rate Advisory #6 for Fiscal Year 2005. Please also include references to the applicable provisions of Rule 457 of Regulation C relied upon. See, as applicable, Rule 457(o).
     Registrant’s response: We have revised the fee table as requested.
Cover Page of Prospectus
5. We note the restrictions on transfer that will be imposed upon your units. Please briefly indicate the existence of such restrictions on the cover page of your prospectus. Please also indicate on the cover page that your units will not be listed on any national exchange and may not be readily traded due to certain restrictions imposed by tax and securities laws.
     Registrant’s response: We have revised the prospectus cover page as requested.

Ms. Barbara C. Jacobs
November 23, 2005

6. It appears that your statement that begins “Investments will be held in escrow until the earliest of...” (emphasis added) may be inaccurate. Based on Sections 6 and 7.D of the Escrow Agreement, it appears that funds may be held in escrow for more than one year from the effective date of the registration statement, which is indicated in your item “(2)”. In particular, it appears that funds may be held in escrow up to one year and 3 months after the effective date of effective date of the registration statement. Please revise or advise.
     Registrant’s response: We have amended and restated the escrow agreement to eliminate the provision that gives us an additional three months during which to collect investments subscribed for during the offering period. Therefore, the escrow agreement will terminate one year and one day following the effective date of our registration statement. The amended and restated escrow agreement is attached as an exhibit to Pre-Effective Amendment No. 1.
7. In the paragraph that begins “Investments will be held in escrow until...”, please revise to make clear that, in the event that all the conditions for the release of funds from escrow have not been met, any escrowed funds will be refunded promptly to the purchaser no later than one year and three months from the effective date of this registration statement.
     Registrant’s response: We have revised the prospectus as requested provided that the escrow agreement will terminate one year and one day following the effective date of our registration statement.
Prospectus Summary, page 1
8. The Summary section is intended to provide a brief overview of the most material aspects of the offering. Your summary is too long. The summary should not contain, and is not required to contain, all of the detailed information in the prospectus. See Item 503(a) of Regulation S-B. The Summary is only intended to provide a brief snapshot of the offering. Please revise to reduce the excess detail of many of your subsections, such as “Escrow Procedures.” Please also revise this section to comply with the Plain English requirements of Rule 421.
     Registrant’s response: We have revised the prospectus summary as requested.
The Project, page 2
9. We note you that you have no definitive binding agreement with any contractor outside the signed letter of intent with Fagen, Inc. Please revise in this section and throughout your document to clarify that the $58.88 million is not a firm estimate, but just a preliminary estimate of costs of an ethanol plant similar to the one that may be designed and built. Also, please revise in the body of the document, such as in your Management’s Discussion and Analysis section, to clarify the basis for this estimate and the major assumptions used to calculate this amount.
     Registrant’s response: We have revised the prospectus as requested.

Ms. Barbara C. Jacobs
November 23, 2005

10. In this section, please disclose any other material relationship that the company or any of its directors or officers have or have had with Fagen, Inc. In that regard, we note that one of your director, Mr. Riechers, receives a monthly consulting fee from Fagen. Please also disclose that, because of the substantial involvement of Fagen in all material aspects of your formation, capital formation, and operations to date, the letter of intent with Fagen was not negotiated at arm’s length, and the company may not have obtained the best terms for itself. Finally, please disclose that another director, Mr. Olsson, is a Vice President at Union Bank and Trust Company, which is serving as the escrow agent in connection with this offering.
     Registrant’s response: Other than Mr. Riechers, none of our directors or officers has any material relationship with Fagen, Inc. We have revised the prospectus summary as requested with respect to Fagen, Inc. In addition, in the Escrow Procedures section of the summary, we included a disclosure about Mr. Olsson’s position with Union Bank and Trust as requested.
Our Financing Plan, page 3
11. We note your disclosure that the non-binding letter of intent with Fagen, Inc. contemplates the design and construction of your proposed ethanol plant will cost you $58,883,760, payable to Fagen. We also note your disclosure that the estimate the total project will cost approximately $83,000,000. Similar to the discussion found at the bottom of page 10, please disclose how the $24.1 million difference will be spent.
     Registrant’s response: We have revised the prospectus as requested.
Subscription Period, page 4
12. We note your disclosure that you “reserve the right to cancel or modify the offering.” We also note your disclosure on page 30 that if you “only receive a portion of the tax increment financing or none at all, [you] expect to increase the minimum number of units sold to an amount that will allow [you] to raise the additional equity necessary to cover the shortfall.” This disclosure appears to indicate that you may change the minimum amount that must be raised in this offering to $5 million above the amount listed on the cover page and throughout the prospectus. Please provide a detailed analysis as to why such change would not constitute a different transaction than the transaction currently offered in this registration statement. Tell us if you would seek to extend the offering period or extend the date by which escrow must be broken of the minimum proceeds are not received in order to obtain the additional equity necessary to cover the shortfall.
     Registrant’s response: If we only receive a portion of the tax increment financing or none at all, we would have to secure a greater amount of debt financing or sell additional units. Therefore, in this situation, we would not increase the minimum number of units in this offering,

Ms. Barbara C. Jacobs
November 23, 2005

however, we may not elect to terminate the offering after selling the bare minimum number of units. We have revised our disclosures to clarify this point.
Escrow Procedures, page 5
13. Disclose how you will calculate the agent’s fees that will be deducted from proceeds you return to investors. Please also describe any other fees payable to the escrow agent and how those fees will be paid.
     Registrant’s response: We have revised the escrow procedures section of the summary, as well as the full description of the escrow procedures in the body of the prospectus to provide that if we are to return our investors’ investments, the escrow fees will be charged to investors proportionately based on amount of the individual investor’s investment and time the investment was held in escrow compared to all other investments. The principal amount of any investment will not be used to pay escrow fees. Any escrow fees exceeding interest earned will be paid from the Company’s seed capital funds.
     According to the fee schedule attached to the executed escrow agreement, the escrow agent will receive a $500.00 administration fee. In the event we return investments to the investors, the escrow agent will receive a $100.00 fee for the 1099 filing as well as a transaction fee of $10.00 per subscriber and a 1099 filing fee of $5.00 per subscriber.
Important Notices to Investors, page 5
14. We note your statement that, “During the course of the offering of the units and prior to the sale of the units, each prospective purchaser and his or her representatives, if any, are invited to ask questions of, and obtain additional information from, our representatives concerning the terms and conditions of this offering, us, our business, and other relevant matters. We will provide the requested information to the extent that we possess such information or can acquire it without unreasonable effort or expense.” Please advise us as to whether you intend to send to investors any written information other than the prospectus contained in this registration statement. If you intend to send written information, please advise us as to how you intend to comply with Section 5 of the Securities Act.
Similarly, we note your disclosure on page 65 that, “In addition to and apart from this prospectus, we may use certain sales material in connection with this offering.” With respect to these sales materials, please tell us whether they will meet the requirements of Section 10 and how you intend to comply with Section 5 of the Securities Act.
     Registrant’s response: We recognize that Section 5 of the Securities Act of 1933 prohibits us from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act.

Ms. Barbara C. Jacobs
November 23, 2005

     A power point presentation is enclosed for your review. This presentation is for use at informational meetings. We will not print out the slides for distribution but will only show and discuss them at meetings. We are in the process of preparing sales materials for mailing to area residents. As of the date of this letter, the sales materials have not been completed. Any communication not preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933.
Risk Factors, page 6
15. Please move the section “Risks Related to the Units” so that it follows immediately after the section “Risks Related to the Offering.”
     Registrant’s response: We have revised the order of the risk factors as requested.
16. We note from your disclosure that you may be required to issue warrants in order to obtain debt financing. If material, please describe the risks to your investors from the issuance of such warrants, including their dilutive effects. In addition, we note that in order to commence operations, you will need to attract and retain operation employees. If you intend to adopt a unit incentive plan or otherwise grant units, options or warrants, etc., to attract and retain such personnel, please also address the dilutive effects of those actions as well.
     Registrant’s response: We do not expect to issue warrants at this time. Therefore, we do not forsee any material risks to our investors in connection therewith. We will update the prospectus if our expectation changes with respect to this issue. Likewise, we do not expect to adopt a unit incentive plan or otherwise give units to employees.
17. We note from your disclosure that you will engage in contracting and hedging activities related to commodities once your plant becomes operational. Please describe any material risks that may result from engaging in such activities.
     Registrant’s response: We have revised the prospectus as requested.
18. Regarding the penultimate paragraph of your “Risk Factors” section on page 19, please note that investors are entitled to rely on your disclosure. Please remove any implication to the contrary.
     Registrant’s response: We have revised our prospectus as requested.
19. Please revise the last paragraph of your “Risk Factors” section to remove any implication that investors will waive any rights under the federal securities laws. Your discussion in this “Risks Factors” section may serve to provide information to investors regarding possible risks and conflicts of interests, but you may not stipulate that investors have “consented” to these risks and conflicts of interest.

Ms. Barbara C. Jacobs
November 23, 2005

     Registrant’s response: We have revised our prospectus as requested.
20. Please add a risk factor addressing the fact that you have no full time employees and the risk associated with attempting to hire employees capable of implementing your plan of operations.
     Registrant’s response: We have added a risk factor as requested.
21. Add a risk factor to explain the risks of the 25% quorum mentioned on page 70.
     Registrant’s response: We have added a risk factor as requested.
Risks Related to the Offering
We are not experienced in selling securities..., page 6
22. We note your statement that, “Our directors have significant responsibilities in their primary occupations in addition to trying to raise capital.” Please clarify, if true, that only the directors identified on page 6, Messrs. Alderman and Olsson, will be offering the securities on your behalf. Please also disclose the “primary occupations” of these persons and how much time you expect they will have available to devote to offering your securities.
     Registrant’s response: In addition to Mr. Olsson and Mr. Alderman, Amy Johnston will offer securities on behalf of the company. We have expanded our disclosure regarding their primary occupations and how much time they expect to have to devote to our offering.
Investors will not be allowed to withdraw..., page 7
23. In the subheading to this risk factors, you state that investments may be unavailable for an indefinite period of time. In the text, you state that investments may be unavailable for up to one year. Revise to clarify the circumstances under which investments may be unavailable for only one year and circumstances under which the investments could be unavailable for a longer period of time. Additionally, please advise us as to how the additional three months by which the escrow period may be extended pursuant to Section 6 of the escrow agreement do or do not factor into your “one year” disclosures.
     Registrant’s response: We have clarified our disclosure as requested to state that investments may be held in escrow for up to one year following the effective date of our registration statement. Further, we clarified that if our offering is successful, investors’ funds will be exchanged for units, which carry significant transfer restrictions. In this manner, investors’ investments may be unavailable for an indefinite period of time. Please note that

Ms. Barbara C. Jacobs
November 23, 2005

pursuant to our amended and restated escrow agreement, we no longer have an additional three months during which to collect investments subscribed for during the offering period.
Risks Related to Our Financing Plan
Even if we raise the minimum amount of equity in this offering..., page 7
24. Consider moving the last two risk factors on page 8 to follow this risk factor, to assist investors in understanding the risk that they might lose their investment if you are unable to obtain debt financing even after the funds are released from escrow.
     Registrant’s response: We have relocated the last two risk factors as suggested.
Risks Related to E Energy Adams as a Development-Stage Company
Your investment may decline in value..., page 10
25. Please also disclose that your operating agreement provides that after the first annual or special meeting following substantial operations, your board will be staggered, with each group of directors serving for 3-year terms. Please provide disclosure that this staggered board will make it difficult for members to replace current management, even after substantial operations is achieved.
     Registrant’s response: As suggested, we have disclosed the risks associated with our staggered board of directors.
Risks Related to Construction of the Ethanol Plant
Construction delays could result in devaluation..., page 11
26. You state here and on page 27 that you currently expect your plant to be operational by summer 2007. However, on pages 3, 22 and 24, you state that you did not expect the plant to be operational for 14-16 months after the close of the offering, or early to mid-2008. Please advise or revise to provide consistent disclosure throughout the prospectus.
     Registrant’s response: We have revised the prospectus to provide that building the plant is expected to take 14-16 months after construction commences. Our anticipated completion date is currently scheduled for autumn 2007. The anticipated completion date of autumn 2007 assumes that we are able to complete the organization of our financing arrangements, including this offering and debt financing in less than 12 months after the effective date of this registration statement. If we are not able to complete the equity offering and arrange debt financing in less than 12 months after the effective date of our registration statement, our plant will likely not be complete in autumn 2007.

Ms. Barbara C. Jacobs
November 23, 2005

The plant site may have unknown..., page 11
27. With a view toward disclosure, please tell us:
•	the historical uses of the property that would indicate the risk of the existence of a hazardous condition;

•	any investigation you have made of the condition of the property; and

•	the results of Gage County Economic Development, Inc.’s Phase I environmental assessment on the site.
     Registrant’s response: We have revised the prospectus to include expanded disclosure about the site condition as requested, and have deleted reference to the Phase I environmental study.
Risks Related to Conflicts of Interest, page 11
28. Please move the last paragraph of this section, found on page 13, to the front of this section, and provide a separate risk factor, with an appropriate risk factor heading, relating to the fact that you have no independent directors.
     Registrant’s response: We have revised the prospectus as requested.
29. We note the risk factors discussed in this section and your disclaimer on page 19 that “an investor should be aware that we will assert that the investor consented to the risks and the conflicts of interest described or inherent in this prospectus if the investor brings a claim against us or any of our directors, officers, [etc.]”. With a view toward disclosure, tell us if these statements are meant to waiver or disclaim any fiduciary duties owned to the partnership by its officers and directors. Please provide us with an analysis of the fiduciary duties, if any, that directors and/or officers of a LLC owe to its members under Nebraska law, and whether Nebraska law allows for the waiver of these duties.
     Registrant’s response: We have deleted the cited portion of the disclaimer in a response to a previous comment. However, the statements contained in our disclaimer on page 19 were not intended to waive or disclaim any fiduciary duties owed to the Company by our directors and officers. States’ limited liability company (LLC) statutes vary widely in their treatment of the fiduciary duties owed by managers to a limited liability company and its members. Most LLC statutes provide that managers, like corporate directors, have a duty of care, which is described either as a duty to refrain from willful misconduct and gross negligence (See the Uniform Limited Liability Company Act Section 409(c)) or as one based on the Model Business

Ms. Barbara C. Jacobs
November 23, 2005

Corporation Act which requires managers to act as a prudent person in similar circumstances with a right to rely on the reports of others (See Model Business Corp. Act Section 8.30).
Although the Limited Liability Company Act in Nebraska (the “Nebraska Act”) does not expressly provide for general standards of conduct for managers such as those contained in Section 409 of the Uniform Limited Liability Company Act (ULLCA) or in Section 8.30 of the Model Business Corporation Act, it does require members to hold in trust property members were obligated to contribute, and property wrongfully distributed or returned by the company. See Neb. Rev. Stat. Section 21-2620(2) (2005). In addition, the Nebraska statute does not permit an LLC to indemnify its managers for matters in which a manager may be adjudged liable for negligence or misconduct in the performance of duty. Neb. Rev. Stat. Section 21-2603(11)(a) (2005). While the Nebraska courts have not issued any rulings to lend further guidance in this area, most commentators have suggested that even where LLC statutes are silent concerning fiduciary duties of a manager of an LLC, it is likely that duties of loyalty and care exist. See 38 Creighton L. Rev. 35 (2004); 25 Stetson L. Rev. 389 (1995) and 51 Bus. Law 1 (1995). However, the scope of such duties in the context of management of a limited liability company remains largely undefined under Nebraska law.
The Nebraska Act, like many LLC statutes, is silent about the ability to use the operating agreement or any other contractual relationship between the company and its members to modify or waive fiduciary duties. At least one case from a state in which the statute is silent on the matter has clearly held that an LLC operating agreement may limit or define the scope of fiduciary duties imposed on members. McConnell v. Hunt Sport Enters., 725 N.E.2d 1193 (Ohio Ct. App. 1999). The ULLCA prohibits members from eliminating the duty of loyalty or unreasonably reducing the duty of care through the operating agreement. However, it does permit the operating agreement to exempt certain types of activities from the duty of loyalty or provide for members or disinterested managers to waive the duty on a case by case basis. Uniform Limited Liability Company Act Section 409 (and Comment) (1996).
Five state statutes that permit modification of duties in the operating agreement provide that if the duties are not modified, managers are not liable to the LLC or to the members for any act or omission that does not constitute gross negligence or willful misconduct. Nonetheless, the managers must account for any profit or benefit derived without the consent of a majority of the disinterested managers, members or other persons participating in the management of the business or affairs of the limited liability company from transactions connected with the conduct or winding up of the limited liability company, or use by the member or manager of its property including, but not limited to, confidential or proprietary information of the LLC or other matters entrusted to the person as a result of his status as manager or member. See Ark. Code Ann. Section 4-32-402 (Mich. Supp. 2005); Ga. Code Ann. Section 14-11-305(4) (2005); Idaho Code Section 53-622 (2005); Ind. Code Ann. Section 23-18-4-2(b) (West 2005); Mo. Ann. Stat. Section 347.088(3) (Vernon Supp. 2005). In the absence of a permitted modification or waiver of fiduciary duties, it is possible that a Nebraska court could require conflict of interest transactions to be approved by a majority of disinterested managers. In

Ms. Barbara C. Jacobs
November 23, 2005

addition, the North American Securities Administrators Association, Inc. (“NASAA”) has set forth a Statement of Policy Regarding Loans and Other Material Affiliated Transactions, which mandates approval of conflict of interest transactions by a majority of independent directors. Accordingly, it is the Company’s position that to avoid potential breaches of a duty of loyalty, any conflict of interest transaction between a director and the Company should be disclosed and approved by a majority of disinterested directors in order to comply with the Nebraska Act and the NASAA Policy Statement.
We may have conflicting financial interests with Fagen, Inc..., page 12
30. Expand your disclosure to describe why it might be difficult or impossible for you to enforce any claims you may have against Fagen, Inc. and/or ICM, Inc.
     Registrant’s response: We have modified our disclosure to inform investors that because of our relationship with Fagen, Inc., and ICM, Inc., it is possible that we may experience conflicts of interest in the enforcement of any potential claims we may have against Fagen, Inc., and/or ICM, Inc., which would not be present in the enforcement of claims against unrelated third parties.
Risks Related to the Units
You may have limited access to information..., page 18
31. We note your disclosure that your directors, officers and beneficial owners will not be required to report their beneficial ownership of units pursuant to Section 16. Please revise to state, however, that you may have Section 16 obligations if you become a 12(g) company (i.e., you have over $10 million in assets and over 500 holders of record).
     Registrant’s response: We revised the risk factor to provide that we will not be required to file proxy statements and our officers, directors, and beneficial owners will not be required to file Section 16 reports until we have 500 or more unit holders and $10 million in assets.
Determination of Offering Price, page 20
32. You state that you determined the unit offering price based on your estimate of capital and expense requirements. However, even if you receive the maximum funds, you will still require at least $23,930,000 in loans or government grants after your offering. Therefore, please provide the factors you considered in determining the offering price of $10,000. See Item 504(a) of Regulation S-B. For example, why did you not set the offering price at a higher figure so that you would not have to borrow funds if you sold the maximum number of units? Finally, please consider whether your recent private placements at $5,000 per unit contributed to the calculation of the offering price.

Ms. Barbara C. Jacobs
November 23, 2005

     Registrant’s response: We determined the offering price of $10,000 per unit based primarily upon our cost of capital analysis, which concluded that a certain level of debt capital would produce the most efficient cost of capital. We also determined our capitalization requirements based upon historical industry standards. In addition, in setting the offering price of $10,000 per unit, we considered the impact of our recent private placement offering price of $5,000 per unit. Our current disclosures reflect these determinations.
Management’s Discussion and Analysis..., page 23
Trends and Uncertainties Impacting the Ethanol Industry..., page 26
33. It appears that most of the information here is repetitive of information contained elsewhere in the prospectus, such as the Industry Overview beginning on page 33. Consider omitting repetitive disclosure here and elsewhere throughout the prospectus.
     Registrant’s response: We have revised the prospectus as suggested.
Liquidity and Capital Resources
Grants, Government Programs and Tax Increment Financing, page 29
34. The purpose of the last three paragraphs in your liquidity and capital resources disclosure are unclear, since it appears that they relate to tax credits that have yet to be enacted or programs that you do not anticipated qualifying to participate in. Consider moving your discussion of these programs to page 36, where you discuss competition within your industry.
     Registrant’s response: We moved the two paragraphs relating to programs that our competitors benefit under to the section regarding competition, as suggested, and have clarified the paragraph about a yet to be enacted Nebraska program to disclose that an incentive program may be available to us in the future.
Estimated Use of Proceeds, page 30
35. Please disclose the amounts to be paid to affiliates or related parties in connection with this transaction, such as the amount to be paid consulting fees and financing costs.
     Registrant’s response: We do not expect affiliates or related parties other than Fagen, Inc. and Union Bank & Trust Company to be paid in connection with this transaction.
Industry Overview
Our Primary Competition, page 36

Ms. Barbara C. Jacobs
November 23, 2005

36. Please estimate your competitive position relative to the competitors your mention in your table, and please discuss your principal methods of competition. See Item 101(b)(4) of Regulation S-B.
     Registrant’s response: We have revised the prospectus as requested.
Description of Business, page 39
37. The labeling contained in your diagrams on pages 46 and 47 are not legible. Please ensure that all of the graphics and accompanying text that you include in your prospectus may be easily read by your investors.
     Registrant’s response: We will ensure that all graphics and text in our prospectus is legible.
38. With a view toward disclosure, please tell us whether your anticipated business involves any protected intellectual property and how you will obtain rights to that property.
     Registrant’s response: We have moved to a more prominent location under the Description of Business section of the prospectus the disclosure that we expect that Fagen, Inc. and/or ICM, Inc. will supply any technology used in our plant and that we expect they will either own the technology or have obtained any license to utilize it.
Utilities, page 48
39. We note that an Energy Management Agreement was entered into on September 2, 2005, and filed as an exhibit to this registration statement. Why is that agreement not discussed here?
     Registrant’s response: We have expanded our disclosure in the prospectus as requested.
Employees, page 50
40. On page 27 you state that you do not have any current full-time employees. Here you state that as of the date of the prospectus you have not hired any employees. However, in your disclosure on page 54, you list Jack Alderman as your president, Everett Larson as your vice president, Nicholas Cusick as your treasurer, and Dennis Boesiger as your secretary. Further, you state the Jack Alderman and Everett Larson are serving as project coordinators. Please include these individuals, and any others with similar responsibilities, as employees in this section. See Item 101(b)(12) of Regulation S-B.
     Registrant’s response: We have revised the prospectus as suggested.
Design-Build Team, page 51

Ms. Barbara C. Jacobs
November 23, 2005

41. Please more fully describe Fagen and ICM. Provide some specific indication of their size, operational history, and a balanced, objective evaluation of both positive and negative experience in the industry.
     Registrant’s response: We have revised the prospectus as requested.
Design Process Engineer: ICM, Inc., page 51
42. Clarify who “expects” ICM to be the principal subcontractor for the plant. Also disclose the extent of your communications and agreements with ICM.
     Registrant’s response: We have revised the disclosure as requested.
Construction and timetable for completion of the project, page 51
43. Disclose the material assumptions underlying the timetable. For example, what weather and interest rates did you assume? How much time for unplanned contingencies is built into the timetable?
     Registrant’s response: We have amended the prospectus as requested.
Regulatory Permits, page 51
44. Tell us why the written agreements, or oral agreement reduced to writing, with ICM, Inc. and HDR Engineering, Inc. have not been filed as exhibits to the registration statement. Are you materially dependent upon these agreements to obtain the required permits?
     Registrant’s response: We do not have any agreements, written or oral, with ICM, Inc. and we are not materially dependent on our agreement with HDR Engineering, Inc. to obtain our required permits.
Directors, Executive Officers, Promoters and Control Persons, page 54
Business Experience of Directors and Officers, page 55
45. For those directors or officers who have experience with ethanol plants, please provide specific information about that experience. For example, the nature and duration of the experience, the size and location of the plant and the success of the plant.
     Registrant’s response: We have revised the prospectus as requested.
Security Ownership of Certain Beneficial Owners and Management, page 58

Ms. Barbara C. Jacobs
November 23, 2005

46. Please advise us as to the relationship between Patricia Alderman and Jack Alderman. Please tell us whether they hold any dispositive or voting powers with respect to the shares held by the other person.
     Registrant’s response: Jack and Patricia Alderman are married to each other. They do not hold any dispositive or voting powers with respect to the units held by the other person.
Certain Relationships and Related Transactions, page 60
47. We note your disclosure that Fagen qualifies as a “promoter” under Item 404. Please indicate the relationship of Fagen, Inc. to your company that requires the disclosure of the transaction described in this section. Please tell us what other activities Fagen was engaged in that would qualify it as a promoter. Please provide us with an analysis as to whether Fagen is required to register as a broker-dealer.
     Registrant’s response: Upon review of the definition of promoter as set forth in Rule 405 of Regulation C, we do not believe it is accurate to describe Fagen, Inc., as a promoter because Fagen, Inc., has not, directly or indirectly, taken the initiative in founding and organizing our business nor has it received any consideration in exchange for services related to the founding and organizing of our business. Although Fagen, Inc. has provided guidance with site selection and analysis, and provided referrals to permitting specialists and railroad consultants, our board of directors, along with our seed capital investors, is directly responsible for founding and organizing our business. Since Fagen, Inc. is not a promoter, it is not a related party and the letter of intent is not properly disclosed as a related party transaction. Accordingly, we have deleted the reference to the transactions with Fagen, Inc. from the related transactions section of the prospectus. Fagen, Inc. is not required to register as a broker-dealer because it is not effectuating sales of our securities.
48. We note the transactions pursuant to which your directors initially purchased your units and the subsequent unit distribution. To the extent that any of those transactions are required to be disclosed pursuant to Item 404 of Regulation S-B, please expand your disclosure to include those transactions or provide us with an explanation of why those transactions are not required to be disclosed in this section. In particular, we note that Mr. Alderman appears to have initially purchased in excess of $60,000 of your units.
     Registrant’s response: We have revised the prospectus to disclose the issuance and sale of units in the seed capital offering to Jack Alderman.
Plan of Distribution, page 61
49. Please describe fully the purpose and legal implications of each of the material terms of each agreement that investors must sign in connection with investing in your offering. Also

Ms. Barbara C. Jacobs
November 23, 2005

clarify whether those agreements are included with the prospectus; we note your reference to exhibits in the prospectus table of contents, but no such exhibits appear within the prospectus. For example, we note the statement on page 63 that investors must complete the subscription agreement “included on Exhibit C to this prospectus.” The subscription agreement has been filed as Exhibit 4.2, but is not included in the prospectus as Exhibit C. Please advise.
     Registrant’s response: We have expanded our disclosure regarding the representations we will request subscribers to give us on the subscription agreement. There are three exhibits to the prospectus. We have filed them as part of the prospectus along with this Pre-Effective Amendment #1 to the registration statement.
50. We note your reference in the first paragraph to a prospectus “such as this.” Tell us what other prospectus you intend to use.
     Registrant’s response: We do not intend to use any other prospectus. We have revised our disclosure to clarify this point.
The Offering, page 62
51. Identify each person who will participate in the distribution. Provide a detailed analysis of the factual circumstance that will allow each such person to qualify for the safe harbor from broker-dealer registration set out in Rule3a4-1 of the Securities Exchange Act of 1934.
     Registrant’s response: Jack Alderman, Donald Olsson, and Amy Johnston will participate in the offering. Each of them qualifies for the safe harbor from broker-dealer registration. The analysis of our basis for reliance on Rule 3a4-1 of the Exchange Act with respect to each element of the safe harbor is set forth as follows:
1) The directors and officers referenced as people who will sell on behalf of the registrant are not subject to a statutory disqualification, as defined in section 3(a)(39) of the Act, at the time of their participation.
2) The directors and officers are not compensated in connection with their participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities.
3) The directors and officers are not at the time of their participation associated persons of a broker or dealer.
4) The directors and officers meet all of the following conditions:

Ms. Barbara C. Jacobs
November 23, 2005

•	The directors and officers primarily perform, or are intended primarily to perform at the end of the offering, substantial duties for or on behalf of the registrant, otherwise than in connection with transactions in securities; and

•	The directors and officers were not brokers or dealers, or associated persons of a broker or dealer, within the preceding 12 months; and

•	The directors and officers do not participate in selling an offering of securities for any issuer more than once every 12 months.
52. In the second paragraph, you state that there will be 1,594 or 4,594 units outstanding if you sell the minimum and maximum, respectively, units offered in this offering. From your disclosure on page 1, it appears that these numbers are 2,184 or 6,004 shares outstanding. Please revise or advise.
     Registrant’s response: We have revised our disclosure per your comment.
53. We note your disclosure that affiliated investors may acquire additional units and influence your business in a manner more beneficial to them than to other investors. If material, please describe in your “Risk Factors” section the risks that these potential conflicts of interest may present to your non-affiliated investors.
     Registrant’s response: We have added a risk factor as suggested.
Suitability of Investors, page 62
54. Please disclose the reasons you are seeking each of the representations and the effect of each representation on investors. Include all material representations from exhibit 4.2.
     Registrant’s response: We have amended the prospectus as requested.
55. Refer to the second bullet point. It is inappropriate to disclaim responsibility for the tax disclosure in your prospectus. Although we do not object to issuers recommending that investors consult their own tax advisors particularly with respect to their personal tax situation, we believe that requiring investors to “rely” on the advice of others is an inappropriate disclaimer. Likewise, section E.6.g of exhibit 4.2 to your registration statement is inconsistent with your disclosure obligations.
     Registrant’s response: We have revised our disclosure to provide that investors are encouraged to consult their tax and legal advisors with respect to how ownership of our units will impact their personal tax and/or other situation. Likewise, we have amended our subscription agreement in conformity with the revised prospectus.

Ms. Barbara C. Jacobs
November 23, 2005

Subscription Period, page 63; and Subscription Procedures, page 63
56. Clarify your disclosure in this section to state that investors may not withdraw subscriptions, whether the full amount invested will be returned if the offering is terminated, who will receive interest earned while funds are in escrow, and who will pay escrow fees not covered by the interest earned on escrow funds.
     Registrant’s response: We have revised the prospectus as requested.
57. We note your disclosure that you “might not consider acceptance or rejection of [an investor’s] application until after [you] have received applications totaling at least $19,900,000 from investors or until a future date near the end of this offering.” Please note that for Rule 10b-9 purposes a specified minimum number of shares are not considered sold unless all the securities required to be placed are sold in bona fide transactions and are fully paid for. Therefore, once the minimum number of subscriptions is accepted, it would appear inappropriate for such subscriptions to thereafter be rejected (i.e., reserving the right to reject previously accepted subscriptions which constituted the minimum represented as “sold”). However, subscriptions above the required minimum may still be rejected on an individual basis. Please revise accordingly.
     Registrant’s response: We have revised the prospectus as requested to clarify that we may not determine whether to accept or reject subscriptions until after we have received applications totaling at least $19,900,000 from investors or until a future date near the end of this offering. Our previous disclosure was not intended to reserve the right to reject previously accepted subscriptions, but rather to alert potential subscribers that we may not determine whether to accept or reject their investment until after we have received subscriptions for the minimum offering amount.
Escrow Procedures, page 64
58. We note your disclosure that you will invest escrow funds “short-term certificates of deposit issued by a bank, short-term securities issued by the United States government, money market funds, repurchase agreements or other financial vehicles including those available through the escrow agent.” Please note that only the first two types of investments (and bank accounts) are permissible within the meaning of Rule 15c2-4 (and by extension under Rule 10b-9). Please revise your disclosure regarding the types of permissible investments of subscription proceeds.
     Registrant’s response: We have revised our disclosure as suggested. In addition, please refer to the executed escrow agreement with Union Bank and Trust Company, which indicates escrow funds will be invested in short-term securities issued by the U.S. government.

Ms. Barbara C. Jacobs
November 23, 2005

Summary of Promotional and Sales Material, page 65
59. You state that in addition to and apart from your prospectus you may use certain sales material in connection with your offering. For example, we note you will mail information to area residents, generate news articles, and advertise in local media. Please tell us in greater detail the type of promotional and sales material you will use, how and when you will distribute it, and whether any written communications that may not be preceded or accompanied by this prospectus will comply with Rule 134 under the Securities Act of 1933. Also tell us whether you plan to use the Internet or any other electronic distribution procedures in connection with this offering. If so, please provide us with screen shots of any Internet pages to be used in connection with the distribution.
     Registrant’s response: We recognize that Section 5 of the Securities Act of 1933 prohibits us from utilizing a prospectus that does not meet the requirements of Section 10 of the Securities Act. As of the date of this letter, we are in the process of preparing proposed sales materials which we intend to use in our informational meetings with investors and in mailings to local area residents. Any written communication not preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933. We do not intend to use the Internet or any other electronic distribution procedures in connection with this offering.
     A power point presentation is enclosed for your review. This presentation is for use at informational meetings. We will not print out the slides for distribution but will only show and discuss them at meetings. We are in the process of preparing sales materials for mailing to area residents. As of the date of this letter, the sales materials have not been completed. Any communication not preceded or accompanied by the prospectus will comply with Rule 134 of the Securities Act of 1933.
Description of Membership Units, page 65
60. Based on the first paragraph, it appears that you are offering two securities: units and membership interests. However, if in fact the securities are not separable, but instead some rights of the security holders terminate upon the occurrence of specified events, please revise your disclosure to describe such specified events and clarify how subsequent investors will know if they are acquiring a unit, a membership interest or both.
     Registrant’s response: We have expanded our disclosure as requested. We are offering only one class of securities. We cannot issue membership units and membership interests separately. However, in the event that a person’s membership is later terminated or if a transferee acquires membership units in our company and is not also admitted as a member, that person would be entitled to a share of profits and losses and the right to receive distributions of the company’s assets, but would not be entitled to vote and would have no right to information concerning the business and affairs of the company.

Ms. Barbara C. Jacobs
November 23, 2005

Separable Interests, page 66
61. We note your disclosure that your investors’ membership interests “may be terminated in accordance with the Nebraska Limited Liability Company Act.” Please revise your disclosure to indicate to your investors who are not familiar with such Act the circumstances under which their membership interests may be terminated. Provide similar disclosure relative to the limitation on distributions mentioned in the first paragraph under “Distributions” on page 72.
     Registrant’s response: We have removed the reference about the Nebraska Limited Liability Company Act with respect to the termination of our members’ units, and revised our disclosure with respect to distributions as requested.
Summary of Our Operating Agreement, page 68
62. Please remove the disclaimer under this subheading, as descriptions of exhibits contained in the prospectus must be accurate and materially complete.
     Registrant’s response: We have revised the prospectus as requested.
Members’ Meetings and Other Members’ Rights, page 70
63. Expand the third paragraph to disclose the situations that require a greater or lesser vote.
     Registrant’s response: We have revised the prospectus as requested.
Unit Transfer Restrictions, page 71
64. Disclose the “conditions precedent to a transfer under [y]our operating agreement.”
     Registrant’s response: We have revised the prospectus as requested.
Federal Income Tax Consequences of Owning Our Units, page 71
65. We note that your prospectus describes “some of the more important” federal income tax consequences. Please revise your disclosure, as necessary, so that all material federal income tax consequences to your investors are described.
     Registrant’s response: We have revised the prospectus as requested.
66. If you cannot unequivocally state what the tax consequences “will” be, you should make clear why you cannot do so, the degree of uncertainty and what the possible outcomes and risks to investors are. For example, we note the equivocal statement it is “probable” that you are

Ms. Barbara C. Jacobs
November 23, 2005

subject to testing (first sentence on page 73), distributions made by you “generally” will not be taxable (“Tax Treatment of Distributions, page 74), and what consequence is “likely” (under “Reporting Requirements” on page 78).
     Registrant’s response: We have revised the prospectus as requested.
Partnership Status, page 72
67. We note your statement that “our tax counsel has opined that...” We also note that Exhibit 8.1 appears to be a short-form opinion, confirming that the tax discussion in the prospectus is counsel’s tax opinion. Therefore, you should revise your disclosure to state clearly that the discussions here, and the relevant discussions elsewhere in this section are the opinion of Brown, Winick, Graves, Gross, Baskerville & Schoenbaum, P.L.C. (rather than suggest that counsel “has opined” elsewhere).
     Registrant’s response: We have revised the prospectus as requested.
Additional Information, page 80
68. Please tell us why you have included the following at the end of the second sentence of your first paragraph: “and no reference is hereby made to such omitted information.”
     Registrant’s response: We have removed the above-mentioned clause.
69. Your statements suggesting that descriptions of exhibits are qualified in their entirety by reference to the full text of such exhibits appear to be inconsistent with the requirement that all material information be provided in the prospectus. Please revise to remove such qualify statements here and throughout the document.
     Registrant’s response: We have revised the registration statement as requested.
70. Please note that our address has changed. The Public Reference Room is now located at 100 F Street, NE, Washington, DC 20549.
     Registrant’s response: We have updated the prospectus accordingly.
Part II
Item 24. Indemnification of Officers and Directors
71. Expand the third paragraph to clarify whether your operating agreement imposes any personal liability on members.

Ms. Barbara C. Jacobs
November 23, 2005

     Registrant’s response: We have amended the registration statement to clarify that our operating agreement does not impose personal liability on our members.
Exhibits
72. Please file final, executed opinions, not “forms of” opinions.
     Registrant’s response: Our legal counsel will file its opinion to be valid as of the registration statement’s effective date.
73. Counsel must consent in each opinion to the prospectus discussion of such opinion, the reproduction of the opinion as an exhibit and being named in the registration statement. Please file revised legal opinion that include such consents and include a reference in the exhibit index to the location of such consent for legal and tax counsel.
     Registrant’s response: We have filed revised legal opinions as requested.
Exhibit 4.2
74. Please tell us why you want investors to make the statement in paragraph E.6.m. Include an explanation of the legal benefit of the clause to you.
     Registrant’s response: We have deleted paragraph E.6.m in Exhibit 4.2.
Exhibit 5.1
75. Please tell us whether counsel is licensed in Nebraska.
     Registrant’s response: Several attorneys at the law firm of Brown, Winick, Graves, Gross, Baskerville & Schoenebaum, P.L.C. are licensed to practice law in Nebraska.
Exhibit 8.1
76. With a view toward clarifying the opinion and your disclosure, please tell us with specificity which matters of law and legal conclusions in your tax disclosure are carved out of the opinion by the language “unless otherwise noted” in the fourth paragraph.
     Registrant’s response: We have deleted the above-mentioned phrase.
77. Counsel disclaims any obligation to revise or supplement its opinion as to future changes of law or fact. Also, counsel states that the opinion expressed shall be effective only as of the date of the opinion letter, which is October 7, 2005. This is an unacceptable qualification of the opinion. Counsel’s tax opinion, like its legal opinion, must be valid as of the registration

Ms. Barbara C. Jacobs
November 23, 2005

statement’s effectiveness date. Therefore, please have counsel revise its opinion to eliminate this qualification. Alternatively, counsel may file its opinion on the date of effectiveness.
     Registrant’s response: We have revised the opinion letter as requested. In addition, our counsel will file opinions dated as of the date we intend our registration to be declared effective.
Report of Independent Registered Public Accounting Firm, page F-2
78. Ensure that you include an updated consent from your independent auditors with any pre-effective amendment.
     Registrant’s response: We have filed an updated consent from our independent auditors with this Pre-Effective Amendment #1.
Financial Statements, page F-3
79. Please update the financial statements when required by Item 310(g) of Regulation S-B.
     Registrant’s response: We have included audited financial statements for fiscal year ended September 30, 2005 with this Pre-Effective Amendment #1.
Notes to Financial Statements, page F-7
Note 1, Summary of Significant Accounting Policies, page F-7
Accounting Estimates, page F-7
80. We note that you state that “significant estimates include the deferral of expenditures for offering costs.” Please clarify the nature of the items you have deferred, the nature of the estimates you have made and the reasons those estimates may change in the near term.
     Registrant’s response: The occurrence or non-occurrence of successful equity financing through this offering is what makes the estimate of deferred offering costs significant. The deferral of the total amount, rather than the types of costs or the determination of a method for classifying which amounts to include, is what makes this a significant estimate. The types of costs included in deferred offering costs are costs directly related to raising equity financing through this registration statement, such as legal and accounting costs associated with preparation of the registration statement.
Additional Updates and Changes by the Registrant
We would like to direct the Commission’s attention to additional updates and changes to Pre-Effective Amendment No. 1 to our registration statement on Form SB-2 as follows:

Ms. Barbara C. Jacobs
November 23, 2005

We have updated the Renewable Fuels Association chart showing planned and operational ethanol plants in the section of our prospectus entitled “INDUSTRY OVERVIEW – Our Primary Competition.”
We have amended and restated our escrow agreement with Union Bank and Trust.
We have updated industry information where available. For example, this filing reflects the USDA’s updated corn crop estimates.
Updated Financial Statements
Pursuant to Item 310 of Regulation S-B, we have included our audited financial statements for fiscal year ended September 30, 2005.
Other Non-Substantive Revisions
In addition to the above-described updates, we also made numerous minor formatting, grammar-related, and/or typographical revisions, none of which altered the substance of our registration statement.
Status of Review of Form SB-2 by Florida, Iowa, Kansas, Missouri, Nebraska, South Dakota, and Wisconsin Securities Departments

Florida:	Pending.

Iowa:	Pending.

Kansas:	Pending.

Missouri:	On November 22, 2005, we received a comment letter from the Missouri Securities Division. The company is in the process of preparing its response.

Nebraska:	Pending.

South Dakota:	Pending.

Wisconsin:	Pending.

Sincerely,

Ms. Barbara C. Jacobs
November 23, 2005

E ENERGY ADAMS, LLC

By:	/s/ Jack Alderman

Jack Alderman, Chairman and President
Enclosures

cc:	Jack Herstein, Nebraska Bureau of Securities Thomas E. Alberts, Iowa Securities Bureau; Earl Saulter, Florida Office of Financial Regulation; Patrick Morgan, Missouri Securities Division; Leonore Friez, South Dakota Division of Securities; Mary Wells, Wisconsin Department of Financial Institutions; Wiley Kannarr, Office of the Kansas Securities Commissioner